SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

Higher One Holdings, Inc.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

42983D104
(CUSIP Number)

David E. Rosewater Schulte Roth & Zabel LLP 919 Third Avenue New York, New York 10022 (212) 756-2000
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

November 7, 2013
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box ☐.

(Page 1 of 5 Pages)

______________________________

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 42983D104	SCHEDULE 13D/A	Page 2 of 5 Pages

1	NAME OF REPORTING PERSON Brave Warrior Advisors, LLC.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 3,151,319 shares of Common Stock
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 3,151,319 shares of Common Stock
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 3,151,319 shares of Common Stock
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.7%
14	TYPE OF REPORTING PERSON IA

CUSIP No. 42983D104	SCHEDULE 13D/A	Page 3 of 5 Pages

This Amendment No. 2 ("Amendment No. 2") amends and supplements the statement on Schedule 13D filed with the Securities and Exchange Commission (the "SEC") on September 27, 2013 (the "Original Schedule 13D") and Amendment No. 1 to the Original Schedule 13D, filed with the SEC on October 30, 2013 ("Amendment No. 1" and together with the Original Schedule 13D and this Amendment No. 2, the "Schedule 13D") with respect to the shares of common stock, $0.001 par value (the "Shares") of Higher One Holdings, Inc., a Delaware corporation (the "Issuer"). Capitalized terms used herein and not otherwise defined in this Amendment No. 2 have the meanings set forth in the Schedule 13D. This Amendment No. 2 amends Items 3 and 5 as set forth below.

Item 3.

SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Item 3 of the Schedule 13D is hereby amended and restated in its entirety as follows:

The funds for the purchase of the Shares came from working capital of the advisory accounts over which the Reporting Person exercises investment discretion. The Reporting Person used a total of $48,625,178.86 (including brokerage commissions) in the aggregate to acquire the Shares reported in the Schedule 13D. No borrowed funds were used to purchase the Shares.

Item 5.

INTEREST IN SECURITIES OF THE ISSUER

Item 5 of the Schedule 13D is hereby amended and restated in its entirety as follows:

(a) As of the date hereof, the Reporting Person may be deemed to be the beneficial owner of 3,151,319 Shares, constituting approximately 6.7% of the Issuer's outstanding Shares, based upon the 47,025,243 Shares outstanding as of November 6, 2013, according to the Issuer.

(b) The Reporting Person has sole voting and dispositive powers over 3,151,319 Shares, which powers are exercised by the Principal.

(c) The transactions effected in the Shares since the filing of the Amendment No. 1 by the Reporting Person are set forth in Exhibit A, and each transaction was an open-market transaction. The Reporting Person specifically disclaims beneficial ownership in the Shares reported herein except to the extent of its pecuniary interest therein.

(d) No person (other than the Reporting Person) is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares reported herein.

(e) Not applicable.

CUSIP No. 42983D104	SCHEDULE 13D/A	Page 4 of 5 Pages

SIGNATURES

After reasonable inquiry and to the best of his or its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: November 12, 2013

Brave Warrior Advisors, Llc.
By: /s/ Glenn Greenberg
Name: Glenn Greenberg
Title: Managing Director

CUSIP No. 42983D104	SCHEDULE 13D/A	Page 5 of 5 Pages

Exhibit A

TRANSACTIONS IN THE ISSUER'S SHARES OF COMMON STOCK BY THE REPORTING PERSONS

This Exhibit sets forth information with respect to each purchase and sale of Common Stock that was effectuated by the Reporting Persons since the filing of the Amendment No. 1. Unless otherwise indicated, all transactions were effectuated in the open market through a broker.

Brave Warrior Advisors, LLC

Common Stock

Trade Date	Amount Purchased (Sold)	Price Per Share ($)
11/07/2013	(1,239,745)	9.8711
11/08/2013	(250,594)	9.4151